Exhibit 99.1

NOVA LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Ltd. (the “Company”) will be held on Thursday, June 23, 2022, at 5 p.m. Israel time (10 a.m. eastern time), at the Company’s offices, located at 5 David Fikes St., Rehovot 7632805, Israel.

The agenda of the Meeting shall be as follows:

1.          Approval of the re-election of each of Dr. Michael Brunstein, Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Dafna Gruber and Ms. Zehava Simon and the election of Ms. Sarit Sagiv, as a director of the Company to hold office until the close of the next annual general meeting.

2.          Approval of the Company’s compensation policy for directors and officers.

3.          Approval of employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company.

4.          Approval of amendments to the compensation terms of non-executive directors.

5.          Approval of amendments to the indemnification letter for directors and officers.

6.          Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2021.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ms. Leeat Peleg, General Counsel, at 5 David Fikes St., Rehovot 7532805, Israel, no later than May 26, 2022. To the extent that there are any additional agenda items that the board of directors of the Company the ("Board") determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than June 2, 2022, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares” or the “ordinary shares”) present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2, and Proposal Nos. 3a and 4 in the event Proposal No. 2 is not approved, is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company. For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal Nos. 3a and 4 (in the event Proposal No. 2 is not approved), the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

If a shareholder does not state whether he or she is a controlling shareholder or has personal interest, the Shares held by such shareholders will not be voted for Proposal No. 2, or Proposals No. 3a and 4, if Proposal No. 2 is not approved.

In connection with Proposal 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Only shareholders of record at the close of business on May 24, 2022 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

            As of May 17, 2022, the Company had 28,710,645 issued and outstanding Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Shareholders who will not attend the Meeting in person may vote with respect to Proposal Nos. 1 through 6 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than four hours before the time of the Meeting (i.e., 1 p.m. Israel time, 6 a.m. eastern time). A form of proxy card will be enclosed with the proxy statement. The form of proxy card was also furnished to the Commission on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”, other than Proposal No. 2 and Proposal Nos. 3a and 4 (in the event Proposal No. 2 is not approved) (unless the respective personal interest question is answered).

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Leeat Peleg, Adv., at 5 David Fikes St., Rehovot 7632805, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than June 13, 2022.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

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A shareholder, whose Shares are registered with a member of the TASE, is required to prove his or her Share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. Such shareholder should receive instructions about electronic voting from the TASE member through which he or she holds the Shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the meeting. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to June 30, 2022, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the 5 David Fikes St., Rehovot 7638305, Israel, during normal business hours and by prior coordination with Ms. Leeat Peleg, Adv. (Tel: +972-73-229-5600).

By the Order of the Board of Directors,

Dr. Michael Brunstein
Chairman of the Board of Directors of the Company

Dated: May 19, 2022

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NOVA LTD.

5 David Fikes St., Rehovot
Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 23, 2022

This proxy statement is furnished to the holders of ordinary shares, par value NTS 0.01 per share (the “Shares” or the “ordinary shares”), of Nova Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at the 5 David Fikes St., Rehovot 7632805, Israel on June 23, 2022, and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.          Approval of the re-election of each of Dr. Michael Brunstein, Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Dafna Gruber and Ms. Zehava Simon and the election of Ms. Sarit Sagiv, as a director of the Company to hold office until the close of the next annual general meeting.

2.          Approval of the Company’s compensation policy for directors and officers.

3.          Approval of employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company.

4.          Approval of amendments to the compensation terms of non-executive directors.

5.          Approval of amendments to the indemnification letter for directors and officers.

6.          Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on May 24, 2022 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of May 17, 2022, the Company had 28,710,645 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on you directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the Proposals.

A shareholder, whose Shares are registered with a TASE member and are not registered on the Company’s shareholders’ register, is entitled to receive from the TASE member who holds the Shares on the shareholder's behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose Shares are registered with a member of the TASE, is required to prove his or her Share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors (the “Board”) recommends a “FOR”, other than Proposal No. 2 and Proposal Nos. 3a and 4 (in the event Proposal No. 2 is not approved) (unless the respective personal interest question is answered).

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Leeat Peleg, Adv., at 5 David Fikes St., Rehovot 7610201, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than June 13, 2022.

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ms. Leeat Peleg, Adv., at 5 David Fikes St., Rehovot 7632805, Israel, no later than May 26, 2022. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than June 2, 2022, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Expenses and Solicitation

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 27, 2022. This proxy statement and the accompanying proxy card are also available to the public through the following websites: http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the meeting. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to June 30, 2022, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2, and Proposal Nos. 3a and 4 in the event Proposal No. 2 is not approved, is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal Nos. 3a and 4 (in (the event Proposal No. 2 is not approved), the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

If you do not state whether you are a controlling shareholder or have personal interest, your Shares will not be voted for Proposal No. 2, or Proposal Nos. 3a and 4, if Proposal No. 2 is not approved.

In connection with Proposal 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

BOARD DIVERSITY MATRIX

The table below provides certain information regarding the diversity of our Board as of the date of this Proxy Statement.

Country of Principle Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Director	Seven

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	3	4	--	--
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	--
LGBTQ+	--
Did Not Disclose Demographic Background	3

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the Company’s compensation costs related to the employment of our five most highly compensated office holders (as defined in the Companies Law) with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2021, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was granted an indemnification letter as approved by our shareholders in accordance with applicable law and our articles of association.

Name and Principal Position(1)	Salary and Benefits(2)	Bonus(3)	Equity-Based Compensation(4)	Total
USD$
Eitan Oppenhaim Director, President and Chief Executive Officer	749,132	1,993,685	3,504,104	6,246,920
Dror David Chief Financial Officer	407,548	404,000	461,084	1,272,632
Gabriel Waisman Chief Business Officer	406,056	336,047	346,857	1,088,960
Shay Wolfling Chief Technology Officer	390,593	253,854	294,559	939,006
Gabriel Sharon Chief Operations Officer	350,345	242,168	266,550	859,063

(1)	All Covered Executives are employed on a full time (100%) basis.

(2)
Includes the Covered Executive’s gross salary and benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

(3)
Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2021, including the annual cash bonus for 2021, which have been provided for in the Company’s financial statements for the year ended December 31, 2021, but paid during 2022. Such amounts exclude bonuses paid during 2021 which were provided for in the Company’s financial statements for previous years.

(4)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2021, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 13 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2021, as filed with the Commission on March 1, 2022 (the “Annual Report”).

In addition, the Company’s compensation costs related to our Chairman of the Board for the year ended December 31, 2021, as recognized in our financial statements for the year ended December 31, 2021, are detailed in the table below.

Name and Principal Position(1)	Service Payments	Bonus	Equity-Based Compensation(1)	Total
USD$
Michael Brunstein Chairman of the Board of Directors	110,000	-	443,107	553,107

The annual target bonus of the Company’s President and Chief Executive Officer for the year ended December 31, 2021 was divided into the following discrete components that were weighted as follows (the “2021 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company performance measures of profitability and revenues	55%
Expanding the Company’s organic growth engines, achieving certain strategic goals according to the Company’s long-term strategic planning and customers’ related objectives	35%
A discretionary evaluation of the overall performance in the fiscal year by the compensation committee and the Board	10%

Each component was measured against a target that was determined by the compensation committee and the Board in February 2022. In addition, the 2021 Bonus Plan payout was subject to certain thresholds related to the Company’s revenue and profitability. These thresholds had been met in 2021. As required by the Company’s compensation policy, the total annual cash bonuses awarded to all our executive officers in 2021 did not exceed 10% of our non-GAAP operating profit in 2021 as detailed in the Form 6-K furnished by the Company to the Commission on February 24, 2022.

The annual target bonus of the Company’s President and Chief Executive Officer for the year ending on December 31, 2022, as set by our compensation committee and the Board is divided into the following discrete components that will be weighted as follows (the “2022 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company performance measures of profitability and revenues	55%
Expanding the Company’s organic growth engines, achieving certain strategic goals according to the Company’s long-term strategic planning and customers’ related objectives	35%
A discretionary evaluation of the overall performance in the fiscal year by the compensation committee and the Board	10%

The 2022 Bonus Plan payout is subject to certain thresholds related to the Company’s revenue and profitability. Further, in accordance with our compensation policy, the total annual cash bonuses awarded to all our executive officers in 2022 cannot exceed 10% of our non-GAAP operating profit for 2022.

PROPOSAL NO. 1

APPROVAL OF THE RE-ELECTION OF EACH OF DR. MICHAEL BRUNSTEIN,
MR. EITAN OPPENHAIM, MR. AVI COHEN, MR. RAANAN COHEN,
MS. DAFNA GRUBER AND MS. ZEHAVA SIMON AND THE ELECTION OF MS. SARIT SAGIV, AS
A DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT
ANNUAL GENERAL MEETING

At the Meeting, shareholders will be asked to approve the re-election of each of Dr. Michael Brunstein, Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Dafna Gruber and Ms. Zehava Simon and the election of Ms. Sarit Sagiv, as a director of the Company to hold office until the close of the next annual general meeting. Our Board has determined that each of the director nominees, other than Mr. Eitan Oppenhaim, qualifies as an “independent director” under the rules of the Nasdaq Stock Market.

There are currently seven directors serving on the Board, six of whom are standing for re-election or election under this Proposal No. 1. All of our directors attended 96% or more of the meetings of the Board and its committees on which they served, held since the previous annual general meeting.

Set out below are details on the directors standing for re-election or election:

Each of the director nominees named above has certified to us that he or she complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our Annual Report.

Set out below are details on the directors standing for re-election or election:

Dr. Michael Brunstein was named chairman of our Board in June 2006, after serving as member of our Board from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from The Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University, Israel.

Mr. Eitan Oppenhaim has been serving as the President and Chief Executive Officer of the Company since July 31, 2013, and as a director of the Company since October 2019. He has previously served as the Executive Vice President Global Business Group, since November 2010. From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on Nasdaq. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd. Prior to that, from 2002 till 2006, Mr. Oppenhaim served as Vice President – Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on Nasdaq. From 2001 till 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 till 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on Nasdaq. Mr. Oppenhaim holds a BA in Economics from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

Mr. Avi Cohen has served as a director of the Company since 2008. He also serves as executive chairman of XJet Ltd. (a private company) and Chakratec Ltd. (a public company) as well as on the board of directors of Cortica Ltd. and CGS Tower Networks Ltd. From July 2016 to September 2017 Mr. Cohen served as the Chief Executive Officer of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 till the merger, Mr. Cohen served as the Chief Executive Officer of RR Media. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a public company traded on the TASE. From September 2006 to December 2008, Mr. Cohen served as Chief Operating Officer and deputy to the Chief Executive Officer of ECI Telecom Ltd. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC). From 2003 he was a Group Vice President, Corporate Officer and member of the executive management committee. From 1995 he was the President of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in Electrical Engineering and Applied Physics from Case Western Reserve University, USA.

Mr. Raanan Cohen has served as a director of the Company since February 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on Nasdaq. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd., a private company. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University in Jerusalem, Israel.

Ms. Zehava Simon has served as a director of the Company since June 2014.  Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd., a public company traded on Nasdaq and TASE, Nice Systems, a public company traded on Nasdaq and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a Nasdaq listed company which was acquired in 2006 by SanDisk Corp., a public company traded on Nasdaq as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and Nasdaq (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, Israel, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and an M.A. in Business and Management from Boston University, USA.

Ms. Dafna Gruber has served as a director of the Company since April 2015.  Ms. Gruber has broad experience, serving as the Chief Financial Officer and a senior executive management member in leading hi-tech companies traded on both Nasdaq and TASE. Ms. Gruber serves as the Chief Financial Officer of Netafim Ltd., a private company. Prior to that, she served as Chief Financial Officer in various companies, including Aqua security Ltd. Landa Corporation Ltd. and Clal Industries Ltd.  From 2007 until 2015, Ms. Gruber served as the Chief Financial Officer of Nice Systems Ltd., a public company traded on Nasdaq and TASE, responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as Chief Financial Officer. Ms. Gruber currently serves as an external director at ICL group Ltd. and Cellebrite Ltd. and as a board member of Tufin Software Technologies Ltd Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Ms. Sarit Sagiv was appointed to serve as a director of the Company by our Board in August 2021. Ms. Sagiv serves as a member of the Investments Committee of Phoenix Insurance and as a member of the board of directors of OPC Energy Ltd., a public company traded on TASE. Ms. Sagiv had served as General Manager of the Global Business division at Amdocs (Nasdaq: DOX) in the years 2016-2020. Prior to this role, Ms. Sagiv served as the Chief Financial Officer of Nice Ltd. (NASDAQ and TASE: NICE), with responsibility for the finance, legal, operations and IT areas, as well as the Chief Financial Officer of Retalix Ltd. (Nasdaq and TASE: RTLX), playing a key role in the transaction with NCR. Ms. Sagiv also held various other Chief Financial Officer and senior financial positions. Ms. Sagiv is a certified public accountant. She holds a B.A. in Accounting and Economics and an MBA, both from Tel Aviv University, and an M.A. in Law from Bar Ilan University.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Dr. Michael Brunstein, Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Dafna Gruber and Ms. Zehava Simon and the election of Ms. Sarit Sagiv, as a director of the Company to hold office until the close of the next annual general meeting.”

The Board recommends shareholders vote
“FOR” Proposal No. 1

PROPOSAL NO. 2

APPROVAL OF THE COMPANY’S COMPENSATION POLICY

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once in every three years. The current compensation policy was approved by our shareholders in June 2019, and on June 25, 2020, our shareholders approved an amendment to the compensation policy with respect to the premium payable in connection with our directors' and officers’ liability insurance policy.

Following a review of the compensation policy by our compensation committee and Board, the compensation committee and Board approved, and recommended that our shareholders approve, the compensation policy in the form attached hereto as Appendix A. In the event the proposed compensation policy is not approved by the shareholders by the required majority, our Board may nonetheless approve the compensation policy, provided that our compensation committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in our best interests.

Our proposed compensation policy is designed to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, our proposed compensation policy is intended to incentivize superior individual excellence and to align the interests of our office holders with our long-term performance, and as a result, with those of our shareholders. To that end, a portion of an office holder compensation package is targeted to reflect both our short- and long-term goals, the office holder’s individual performance, as well as measures designed to reduce office holder’s incentive to take excessive risks that may harm us in the long-term.

The proposed compensation policy is generally in line with the terms of our current compensation policy with (i) adjustments to certain bonuses caps and notice period to the CEO and executive officers; (ii) an increase in D&O insurance cap, in light of the current market capitalization of the Company; (iii) in accordance with the guidelines published by the Israel Securities Authority, a removal of the limitation on D&O insurance premium; and (iv) adjustments to the provisions on director compensation in line with Proposal No. 4 and in light of the change to a retainer based fee as opposed to a per meeting based fee (accordingly, the proposed changes to Part H of the proposed compensation policy will become effective only in the event Proposal No. 4 is also approved).

When considering the proposed revisions to the compensation policy, the compensation committee and the Board considered numerous factors, including the Company objectives, business plan and long-term strategy, as well as a comprehensive benchmark analysis prepared by Compvision, an independent compensation advisor. The comprehensive benchmark analysis included a survey of compensation policy terms of ten peer companies prepared by Compvision. Such survey included Israeli companies listed in the U.S., some of which are dually listed on the Tel Aviv Stock Exchange Ltd., such as Global-e Online Ltd., Elbit Systems Ltd., Playtika Holdings Corp., SolarEdge Technologies Ltd., Tower semiconductors Ltd., Kornit Digital Ltd., Stratasys Ltd. and Similarweb Ltd. This survey indicated that the terms of our proposed compensation policy are in line with market practices.

Our compensation committee and Board believe that by approving the proposed compensation policy, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as officers or members of our Board especially given the high demand for experienced and talented executives in the Israeli market.

The brief overview above is qualified in its entirety by reference to the full text of the proposed compensation policy, as reflected in Appendix A attached hereto.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the compensation policy for the Company’s directors and officers, as detailed in the Proxy Statement, dated May 19, 2022.”

The Board recommends shareholders vote
“FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL OF EMPLOYMENT TERMS OF
MR. EITAN OPPENHAIM, THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF
THE COMPANY

At the Meeting, shareholders will be asked to approve the following employment terms of Mr. Eitan Oppenhaim as our President and Chief Executive Officer:

1. An increase of Mr. Oppenhaim’s monthly salary by 7% which brings the total base salary to NIS 172,500 (from NIS 161,000) effective as of June 2022 salary.

2. An increase of the annual target bonus that Mr. Oppenhaim is entitled to for 100% achievement, to eighteen (18) monthly base salaries (from 14 monthly salaries). For overachievement performance, Mr. Oppenhaim shall be entitled to up to twenty-eight (28) monthly base salaries.

3. A grant of 19,690 restricted share units and 19,690 performance share units to be made on July 1, 2022, in accordance with the following terms:

a. The restricted share units shall vest over a period of 3 (three) years, whereas one third (1/3) of such restricted share units shall vest on each anniversary of the grant, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Oppenhaim.

b. The performance share units shall vest over a period of three (3) years, whereas one third (1/3) of such performance share units shall vest on each anniversary of the grant, provided that the Company meets or exceeds the non-GAAP operating profit as set forth in the Company's budget approved by the Board for the fiscal year preceding the date of vesting, unless such performance share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Oppenhaim.

In the event a portion of the performance share units fails to vest, such portion will be carried forward to the third vesting date and will vest if the Company’s average annual return on equity based on net income during the previous three (3) years will be no less than ten percent (10%).

4. A one-time special performance bonus in an amount equal to 14 monthly salaries (performance details described below).

All other employment terms shall remain unchanged. For further information on the compensation terms of Mr. Oppenhaim, please see our Annual Report. Mr. Oppenhaim also serves as a member of our Board and is not entitled to any director’s fee.

The proposed amendments to the employment terms of Mr. Oppenhaim were approved by the compensation committee and the Board, while considering, among others, Mr. Oppenhaim’s performance and contribution to the Company. The amended terms reflect Mr. Oppenhaim’s experience, a comprehensive compensation survey provided to the members of the compensation committee and the Board prepared by an independent compensation advisor, Aon - Human Capital Solutions (Radford), the terms of our compensation policy, and the ratio between the employer cost associated with the engagement of the President and Chief Executive Officer and the average and median employer cost associated with the engagement of the other employees of the Company. In addition, the Board noted the total shareholder return of the Company during 2021 of 108% compared to the peer group (with an average of 65%), showing a strong position of the Company compared to the market.

Our compensation committee and Board approved the terms described above as they believe that, together with the current terms of Mr. Oppenhaim’s compensation, it would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy.

Our compensation committee and Board reviewed a comprehensive analysis of 15 peer companies (prepared by an independent compensation advisor, Aon - Human Capital Solutions (Radford)). The peer group was constructed with careful consideration and represents an appropriate comparison pool based on the peer companies’ industry, size, revenues and maturity stage, was approved by our compensation committee and included, among others, ACM Research, Inc., Axcelis Technologies, Inc., Azenta, Inc., Camtek Ltd., Kornit Digital Ltd., Teradyne Inc.Tower Semiconductor Ltd., Maytronics Ltd. and Veeco Instruments Inc.

The grants under this Proposal No. 3 (if approved), together with the total outstanding options, restricted share units and performance share units granted under our incentive plans, represent approximately 3% of our total issued and outstanding share capital on a fully diluted basis as of May 17, 2022 (which is lower than the 10% threshold set in the Company’s compensation policy).

In addition, in light of the exceptional year of 2021, in which the Company has managed to reach a substantial overachievement of its goals and maintain continuous profitable growth by diversifying its organic and inorganic growth engines, including:

•	outperforming the industry growth rates – in 2021 Nova product revenues increased by 61%, while based on Gartner, the WFE market grew 42% in the same year;

•	operating margins increased from 21% in 2020 to 27% in 2021;

•	earnings per share increased 89% from $1.65 diluted income per share to in 2020 to $3.12 diluted income per share in 2021;

•	overachieving predefined strategic goals for organic growth, in addition to achieving inorganic growth goals;

•	strengthening the operational model despite supply chain challenges; and

•	global organizational expansion and development,

the compensation committee and the Board approved a special bonus to Mr. Oppenhaim in the amount of $698,000. The proposed special bonus is in line with our current compensation policy, as approved by our shareholders.

The employment terms of Mr. Oppenhaim following the proposed amendments are consistent with our compensation policy as proposed to be adopted under Proposal No. 2.

At the Meeting, it is proposed that the following resolutions be adopted:

a. “RESOLVED, to approve the amendments to the terms of employment of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company, as detailed in the Proxy Statement, dated May 19, 2022.”

b. “RESOLVED, to approve a special bonus to Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company, as detailed in the Proxy Statement, dated May 19, 2022.”

The Board recommends shareholders vote
“FOR” Proposal No. 3

PROPOSAL NO. 4

APPROVAL OF AMENDMENTS TO THE COMPENSATION TERMS OF NON-EXECUTIVE DIRECTORS

The compensation arrangement of our directors (excluding the chairman of the Board and, unless approved otherwise, any other director who is also an employee of the Company), as approved in 2017, includes an annual payment of NIS 92,000 (approximately US$28,500) and a payment per meeting of NIS3,000 (approximately US$930) (for each execution of a written consent in lieu of a meeting, an amount of NIS 1,500 and for each meeting that the director attends by teleconference, an amount of NIS 1,800). The compensation scheme was adopted in accordance with certain rules under the Companies Law addressing the compensation of external directors in Israeli companies.

In addition, as approved in 2019, each member of our Board (excluding the chairman) is granted an annual award of options to purchase 3,340 ordinary shares and 2,220 restricted share units, or, options and restricted share units with an aggregate fair market value of US$100,000 (with the same ratio of options and restricted share units), the lower of the two. Such grant is made to each director on the date of each annual general meeting at which such director is elected or reelected. The exercise price of each option is determined pursuant to our equity-based compensation policy and the equity awards vest annually over a period of four years.

The compensation arrangement of Dr. Michael Brunstein, the chairman of our Board includes a gross annual fee of US$110,000 payable monthly in NIS and an annual award of options to purchase 15,850 ordinary shares and 10,550 restricted share units, or, options and restricted share units with an aggregate fair market value of US$600,000 (with the same ratio of options and restricted share units), the lower of the two. Such grant is made on the date of each annual general meeting at which our chairman is elected or reelected. The exercise price of each option is determined pursuant to our equity-based compensation policy and the equity awards vest annually over a period of four years.

In order to promote retention and motivation of our directors and to better align the compensation terms with our Board members’ duties and in light of the Company’s “opt out” of the external director regime under the Companies Law, our compensation committee and Board approved and recommended to the shareholders of the Company to approve the following new compensation scheme for non-executive directors (other than the chairperson of the Board), which does not include any pay per meeting, as follows (effective as of the date of the Meeting and with respect to Ms. Sarit Sagiv, effective as of the date of her appointment to the Board in August  2021):

1.
an annual cash payment of NIS 210,000 (app. $65,000) with additional annual payment for service on board committees as follows: NIS 42,000 (app. $13,000) (or NIS 63,000 (app. $19,500) for the chairperson) for each member of the audit or compensation committee; and NIS 30,000 (app. $9,000) (or NIS 44,000 (app. $13,500) for the chairperson) for each member of the nominating committee or any other Board Committee;

2.
in the event of a director appointed by the Board, a one-time grant of up to $170,000 prorated based on the number of days between the date of appointment to the Board and the date of the first annual general meeting of the Company’s shareholders following such appointment, which will vest over a period of four (4) years; and

3.
each non-employee director will be granted equity awards of restricted share units, on an annual basis on the date of our annual general meeting of the Company’s shareholders, under our incentive plan (provided the director is still on the Board) at a value of $170,000, which will vest over a period of four (4) years, subject to such director’s continued service through such date.

It is further purposed that the chairman of the Board will be entitled to the same annual retainer (paid in NIS) of NIS 360,000 and an annual equity grant of restricted share units (instead of options and restricted share units) at the currently approved value of $600,000.

In the event this Proposal No. 4 is not approved, the current director fee scheme will remain in place.

These compensation terms of the Company’s non-executive directors are consistent with our compensation policy as proposed to be adopted under Proposal No. 2. When reviewing these terms, the compensation committee and the Board reviewed a peer group compensation survey prepared by Compvision, an independent compensation advisor and considered market trends in similar companies. Such survey included Israeli companies listed in the U.S., some of which are dually listed on the Tel Aviv Stock Exchange Ltd., such as Global-e Online Ltd., Elbit Systems Ltd., Playtika Holdings Corp., SolarEdge Technologies Inc., Tower semiconductors Ltd., Kornit Digital Ltd., Stratasys Ltd. and Similarweb Ltd.

At the Meeting, it is proposed that the following resolution be adopted:

 “RESOLVED, to approve an amendment of the compensation terms for directors of the Company, as described in the Proxy Statement, dated May 19, 2022.”

The Board recommends shareholders vote
“FOR” Proposal No. 4

PROPOSAL NO. 5

APPROVAL OF AMENDMENTS TO THE INDEMNIFICATION LETTER FOR DIRECTORS AND OFFICERS

Our articles of association permit us to exculpate, indemnify and ensure our directors and officeholders to the fullest extent permitted by the Companies Law.

We have entered into agreements with each of our current directors and office holders undertaking to indemnify them for any obligation imposed on them or expense spent by them as a result of their capacity as directors or executive officers of the Company.

In light of our interest in continuing to attract and retain highly qualified directors and executive officers and due to an increasing difficulty in obtaining a fit insurance policy for our directors and executive officers, the increasing cost of obtaining such insurance and our current market valuation of the Company, our compensation committee and Board concluded that it is in our best interest and that of our shareholders to add Section 16 to the indemnification letters, as follows:

“16.          Subject to the provisions of the Companies Law, the Company hereby releases you, in advance, from liability for any damage that arises from the breach of your duty of care (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).”

The brief overview above is qualified in its entirety by reference to the full text of the proposed indemnification letter (including the change above and certain editorial changes in addition), as reflected in Appendix B attached hereto (additions are underlined and deletions are struck through).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the indemnification agreements, as detailed in the Proxy Statement, dated May 19, 2022.”

The Board recommends shareholders vote
“FOR” Proposal No. 5

PROPOSAL NO. 6

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KOST
FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG, AS THE
INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING
AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and our articles of association, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our articles of association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Stock Market.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kost Forer Gabbay & Kasierer, a member of Ernest & Young, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2021 and have no relationship with the Company or with any affiliate of the Company, except as described in the Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

The Board recommends shareholders vote
“FOR” Proposal No. 6

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Dr. Michael Brunstein
Chairman of the Board of Directors of the Company

Dated: May 19, 2022

Appendix A

COMPENSATION POLICY

NOVA LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on June _____ 2022)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Nova Ltd. (“Nova” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Nova’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Nova’s value and otherwise assist Nova to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Nova’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Nova’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Nova’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of Nova (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Nova’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Nova’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Nova’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Nova’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Nova’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation; and

3.5.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Nova’s short- and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual bonus and equity-based compensation of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, Nova’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Nova’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in Nova were examined and will continue to be examined by Nova from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Nova.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Nova to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Nova’s ability to attract and retain highly skilled professionals, Nova will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Nova’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every two years. To that end, Nova shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant. Information on such compensation survey shall be included in the proxy statement published in connection with the annual general meeting of Nova’s shareholders.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Nova’s practice and the practice in peer group companies;

7.1.5.
Nova shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Nova’s policies and procedures and the practice in peer group companies; and

7.1.6.
Nova shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Nova’s policies and procedures and to the practice in peer group companies.

7.2.
Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes).

7.3.
In the event of relocation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.
Nova may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Nova’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Nova’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Nova’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds (based on annual budget revenue and/or positive non-GAAP operating income) that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Nova’s business environment, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.	The total annual cash bonuses awarded to all of Nova’s Executive Officers shall not exceed 10% of Nova’s non-GAAP operating income.

8.4.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual cash bonus or a prorated one. Such bonus will become due on the same scheduled date for annual cash bonus payments by the Company.

8.5.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The annual cash bonus of Nova’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by Nova’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on:

9.1.1.
Overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income and cash flow. At least 30% of the annual cash bonus of Nova’s Executive Officers will be based on overall company performance measures; and

9.1.2.
Divisional objectives which may include operational objectives, such as market share, initiation of new markets and products and operational efficiency, customer focus objectives, such as system availability requirements and customer satisfaction, project milestones objectives, such as product implementation in production, product acceptance and new product penetration, and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.	Information on the CEO’s performance measurable objectives shall be included in the proxy statement published in connection with the annual general meeting of Nova’s shareholders.

9.3.
The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.4.
The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 150% of such Executive Officer’s annual base salary.

CEO

9.5.
The annual cash bonus of Nova’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Nova’s Compensation Committee (and, if required by law, by Nova’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized as described below:

9.5.1.	Between 40%-60% will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income and cash flow; and

9.5.2.
Between 20%-50% will be based on goals set forth in the Company’s annual operating plan and long-term plan, such as expansion of the Company’s organic growth engines and achieving strategic technology objectives.

9.6.
The less significant part of the annual cash bonus granted to Nova’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.7.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

9.8.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 233.33% of his or her annual base salary.

10.	Other Bonuses

10.1.
Special Bonus. Nova may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 30% of the Executive Officer’s total compensation package on an annual basis.

10.2.
Signing Bonus. Nova may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed twelve (12) monthly entry base salaries of the Executive Officer.

10.3.
Relocation Bonus. Nova may grant its Executive Officers a special bonus in the event of relocation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 30% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Nova shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Nova prior to the second anniversary of fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Nova’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Nova and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by Nova is intended to be in a form of share options and/or other equity based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
Equity-based compensation awarded by the Company to employees, Executive Officers or directors shall not be, in the aggregate, in excess of 10% of the Company’s share capital on a fully diluted basis at the date of the grant.

12.4.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Nova’s Equity-Based Compensation Policy, the main terms of which shall be disclosed in the annual report of Nova.

12.5.
All other terms of the equity awards shall be in accordance with Nova’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of an annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO - 700% of the CEO’s annual base salary; and (ii) with respect to each of the other Executive Officers - 300% of such Executive Officer’s annual base salary.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E. Retirement and Termination of Service Arrangements

14.
Advanced Notice Period

Nova may provide an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement a prior notice of termination of up to six (6) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

Nova may provide the CEO a prior notice of termination of up to twelve (12) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

15.	Adjustment Period

Nova may provide an additional adjustment period of up to nine (9) months to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

16.	Additional Retirement and Termination Benefits

Nova may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Nova may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Nova for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24).

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Nova may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Nova, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.
Nova may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Nova, all subject to applicable law and the Company’s articles of association.

20.2.	Nova will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.
The limit of liability of the insurer shall not exceed the greater of $50 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.2.2.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Nova’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Nova shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.
The limit of liability of the insurer shall not exceed the greater of $50 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.
Nova may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities. The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control”:

21.1.	Vesting acceleration of outstanding options or other equity-based awards;

21.2.
Extension of the exercising period of options for Nova’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

21.3.
Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

H. Board of Directors Compensation

All Nova’s non-employee Board members may be entitled to an annual cash fee retainer of up to NIS 210,000 (and up to NIS 360,000 for the chairperson of Nova’s Board), an annual committee membership fee retainer of up to NIS 42,000, and an annual committee chairperson cash fee retainer of up to NIS 63,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).23.1.

24.
The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

25.
Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and maybe greater than the maximal amount allowed under Section 22.

26.
Each non-employee member of Nova’s Board (excluding the chairperson of the Board) may be granted annually equity-based awards with a total fair market value of up to US$170,000. The equity-based awards shall vest annually over a period of between three (3) to four (4) years. Each non-employee member of Nova’s Board (excluding the chairperson of the Board) may be granted a welcome equity-based award with a total fair market value of up to US$170,000.

27.
The chairperson of the Board may be granted annually equity-based awards with a total fair market value of up to US$600,000. The equity-based awards shall vest annually over a period of between three (3) to four (4) years.

28.	In addition, members of Nova’s Board may be entitled to reimbursement of expenses when traveling abroad on behalf of Nova.

29.	It is hereby clarified that the compensation stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

30.
Nothing in this Policy shall be deemed to grant any of Nova’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

31.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

32.
In the event that new regulations or law amendment in connection with Executive Officers and directors compensation will be enacted following the adoption of this Policy, Nova may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

*********************

This Policy is designed solely for the benefit of Nova and none of the provisions thereof are intended to provide any rights or remedies to any person other than Nova.

Appendix B

Date:

Ms.\Mr.

I.D:

Letter of Indemnification

1.
The Company hereby undertakes to indemnify you for any obligation imposed on you or expense spent by you as a result of your capacity as an Officer of the Company, as defined under the Israeli Companies Law 5759-1999 (the “Companies Law”) (hereinafter: the “Officer”), subject to the applicable law, the Company’s Amended and Restated Articles of Association and as follows:

1.1.
A monetary obligation imposed on you or incurred by you in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement or arbitrator’s award, subject to Section 1.6 below.

1.2.
Reasonable litigation expenses, including attorney’s fees, incurred by you in consequence of an investigation or proceeding conducted or filed against you by an authority that is authorized to conduct such investigation or proceeding, provided that such investigation or proceeding: (i) concludes without the filing of an indictment against you and without imposition of a monetary liability in lieu of criminal proceedings; (ii) concludes with the imposition of a monetary payment on you in lieu of criminal proceedings, but the criminal offense in question does not require the proof of criminal intent; or (iii) in connection with a monetary sanction.

1.3.
Reasonable litigation expenses, including attorney’s fees, incurred by you or which you were obligated to pay by a court, in proceedings filed against you by the Company or on its behalf or by another person, or in a criminal charge of which you were acquitted, or in a criminal charge of which you were convicted of an offense that does not require proof of criminal intent.

1.4.
Any monetary obligation imposed on you in favor of all the injured parties by a breach in an Administrative Procedure, as stated in Section 52(54)(a)(1)(a) to the Securities Law, 5728-1968 (the “Securities Law”). The term “Administrative Procedure” shall have the following meaning: a procedure according to Chapter 8C (Financial Sanctions), 8D (Administrative Enforcement Measures Imposition by the Administrative Enforcement Committee) or 9A (Arrangement for Avoidance from or Cessation of Procedures) to the Securities Law, as amended from time to time.

1.5.	Expenses expended by you with respect to an Administrative Procedure (as defined in Section 1.4 above) relating to you, including reasonable litigation expenses, which include attorneys’ fees.

1.6.
With regards to Section 1.1, this obligation to indemnify is limited to the events detailed in Annex A which according to the Board of Directors’ opinion, are foreseen in light of the Company’s actual activities, and which shall not exceed the Maximum Indemnification Amount, as detailed below in Section 1.7. The Board of Directors has determined that such amounts and criteria set by the Board of Directors are reasonable under the circumstances.

1.7.
The aggregate indemnification amount that the Company will pay to all of its Officers, whether in advance or post factum, under all the indemnification letters that shall be issued by the Company pursuant to this Letter of Indemnification, shall not exceed the greater of (a) twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification; (b) US$200 million; (c) ten percent (10%) of the Company Total Market Cap (which shall mean the average closing price of the Company’s ordinary shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of issued and outstanding shares of the Company as of the date of actual payment); and (d) in connection with or arising out of a public offering of the Company’s securities, the aggregate amount of proceeds from the sale by the Company and/or any shareholder of Company’s securities in such offering (hereinafter the “Maximum Indemnification Amount”).

5 David Fikes St., Rehovot 7632805, Israel
T: +972-73-229-5600 | E: info@novami.com | www.novami.com

1.8.
In the event the indemnification amount the Company is required to pay its Officers, as set forth above, exceeds the Maximum Indemnification Amount or its remaining balance (as existing at that time), the Maximum Indemnification Amount or its remaining balance will be divided among the Officers entitled to indemnification, so that the amount of indemnification each of them will actually receive will be calculated in accordance with the ratio between the amount for which each individual may be indemnified and the aggregate amount for which all the relevant Officers may be indemnified.

1.9.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right, subject to Board of Directors approval, to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Section 1.7 above. The aforesaid shall however not be construed as an obligation of the Company to indemnify you after the fact.

2.
The Company shall act according to this Letter of Indemnification as detailed above in regards to any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) with respect to the periods such other company is a Subsidiary or in your capacity as a director, or observer at board of director meetings, of a company not controlled by the Company but where your appointment as a director or observer results from the Company’s holdings in such company (“Affiliate”).

3.	Notwithstanding the above, in no event will the Company indemnify you for the following events:

3.1.
a breach of fiduciary duty, except for a breach of a fiduciary duty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not harm the Company’s interests;

3.2.	a reckless or intentional breach of duty of care that was not done negligently;

3.3.	an action taken with the intent of making personal gain unlawfully;

3.4.	a fine, civil fine, a monetary sanction or forfeit imposed upon you for an offense;

3.5.	a counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

4.	The Company will make available all amounts needed in accordance with ~~section~~ Section 1 above on the date on which such amounts are first payable by you.

5.
The Company shall advance to you all expenses incurred by you in connection with a claim on the date on which such amounts are first payable, but has no duty to advance payments within less than fourteen (14) days following delivery of a written request therefor. The foregoing shall not apply in circumstances where the Company shall take upon itself to manage the proceedings as provided herein below.

6.
As part of the aforementioned undertaking and subject to Sections 1.1 – 1.5 above, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

7.
The Company will indemnify you, in accordance with this Letter of Indemnification, even if at the relevant time of indebtedness you are no longer an Officer of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were an Officer and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

8.
No payment hereunder shall be made to you in connection with any event for which payment is actually paid to you under a valid and collectible insurance policy or under a valid and enforceable indemnity clause or agreement (excluding this Letter of Indemnification), except in respect of any excess beyond the payment under such insurance, clause or agreement.

9.
Additionally, it is emphasized that this Letter of Indemnification is not to be construed as an agreement for the benefit of any third party, including any insured party, and it is not transferable, and no insurer will have the right to request that the Company participate in any payment for which the insurer is obligated under any insurance agreement to which it is a party, other than a deductible that is specified in such agreement.

10.
Subject to this Letter of Indemnification, the indemnification will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under law and under this Letter of Indemnification.

11.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

12.	Indemnification by the Company as detailed in this Letter of Indemnification will also be subject to fulfilling the following procedures:

12.1.
You will inform the Company of every legal or administrative proceeding that may be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing, regarding legal or administrative proceedings that may be commenced against you, and this will be done in a timely manner, immediately after you first become aware of such, and you will provide to the Company or to whom the Company will instruct you, all documents in connection with such proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal or administrative proceedings against you.

12.2.
The Company will, within a reasonable period of time (or within a shorter period of time if the matter requires filing a statement of defense or a response to a proceeding), take upon itself the handling of your defense in the legal proceeding and/or entrust such handling to any prominent attorney the Company may select at its discretion for this purpose, subject to the fulfillment of all the following conditions: (a) you have informed the Company as provided in Section 12.1 above; and (b) the legal proceedings against you solely involves a claim for monetary damages. The Company and/or the above-mentioned attorney will be entitled to act within their exclusive discretion to bring the proceeding to a close; the appointed attorney will owe his/her duty of loyalty to the Company and to you. In the event that a conflict of interests arises between you and the Company, the attorney will so inform the Company of any such conflict and you, subject to the Company’s approval, which approval not to be unreasonably withheld, will have the right to appoint an attorney on your behalf, and the provisions of this Letter of Indemnification will apply to expenses you may incur as a result of such appointment. If the Company decides to settle or arbitrate a monetary obligation, the Company will be entitled to do so, as long as the lawsuit or the threat of a lawsuit against you will be fully withdrawn. At the request of the Company you will sign any document that will empower the Company and/or attorney as mentioned above, to act on your behalf with regard to your defense in the above-mentioned proceedings and to represent you in all matters relating to these proceedings, as set forth above. Without derogating from the above provision with respect to a conflict of interests, in any event where, on reasonable grounds, the attorney chosen by the Company is unacceptable to you, you shall be entitled to appoint your own attorney and the provisions of this Letter of Indemnification will apply to expenses you may incur as a result, provided, however, that the proposed appointment of such attorney including the identity and terms of engagement of such attorney be brought immediately to the attention of the Company for its prior written approval, which approval not to be unreasonably withheld.

12.3.
You will cooperate with the Company and/or with any attorneys as set forth above in every reasonable manner required of you by any of them in connection with the handling of such legal proceedings, all subject to this Letter of Indemnification.

12.4.
Whether or not the Company acts as specified in Section 12.2 above, the Company will cover all other expenditures and payments that are mentioned in this Letter of Indemnification, so that you will not be required to pay or to finance them yourself.

12.5.
Your indemnification in connection with any legal proceeding against you, as set forth in this Letter of Indemnification, will not be enforceable in connection with amounts you may be required to pay as a result of a settlement or arbitration unless the Company agrees in writing to the settlement or to the entering into the arbitration proceeding, as the case may be.

If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

12.6.
If, for any reason, the Company has decided not to appoint an attorney, as detailed in Section 12.2 above, you will have the right to appoint an attorney of your choice, provided that the proposed appointment of such attorney including the identity and terms of engagement of such attorney be brought immediately to the attention of the Company for its prior written approval, which approval not to be unreasonably withheld. If you do not inform the Company regarding your choice of attorney in compliance with the above, the Company will have the right in its discretion to appoint an attorney on your behalf.

13.
This Letter of Indemnification is issued after receipt by the Company of all required approvals under law and the Amended and Restated Articles of Association of the Company. Should any additional approval be required, the Company will exert its best effort to obtain such approval.

14.
If the Company pays to you, or on your behalf, any amount in connection with a legal proceeding as provided in this Letter of Indemnification, and thereafter it is determined that you are not entitled to such indemnification from the Company as detailed in this Letter of Indemnification, the sums paid by the Company will be considered a loan that was extended to you by the Company, which will be linked to the Consumer Price Index plus interest at the rate established in the Income Tax Regulations (Establishment of Interest Rates) – 1985, as may be in effect from time to time, and you will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company determines.

15.	In order to remove any doubt, in the event of death, this Letter of Indemnification will apply to your heirs.

16.
Subject to the provisions of the Companies Law, the Company hereby releases you, in advance, from liability for any damage that arises from the breach of your duty of care (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

~~15~~17.
No waiver, omission or grant of extension by the Company or by you will be interpreted in any manner as a waiver of rights pursuant to this Letter of Indemnification or under applicable law, and will not prevent either party from taking all legal and other measures in order to enforce such rights.

~~16~~18.
If any undertaking included in this Letter of Indemnification is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law. Notwithstanding the above, if this Letter of Indemnification shall be declared or found void for any reason whatsoever then any previous undertaking of the Company for indemnification towards you, which this Letter of Indemnification is intended to replace, shall remain in full force and effect.

~~17~~19.	The terms contained in this Letter of Indemnification will be construed in accordance with the Companies Law, and in the absence of any definition in the Companies Law, pursuant to the Securities Law.

~~18~~20.
This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel. You should be aware, however, that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended (the “Securities Act”) may be permitted to the Officers of the Company, the Company has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification (other than the payment by the Company of expenses incurred or paid by an Officer in the successful defense of any action, suit or proceeding), the Company will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

~~19~~21.
Notwithstanding anything herein to the contrary, the Company shall have no obligation to provide indemnity hereunder if a court of competent jurisdiction determines that such indemnification is not lawful.

~~20~~22.	This Letter of Indemnification will enter ~~into affect~~ into effect upon your signature in the space provided below and return of the signed copy to the Company.

~~21~~23.	This Letter of Indemnification replaces and substitutes any previous undertaking of the Company for indemnification, to the extent granted.

Respectfully, ___________________________________________________ Eitan Oppenhaim Dror David President & Chief Executive Officer Chief Financial Officer on behalf of Nova Ltd.

I accept the terms and conditions of the above. I am aware that my agreement to accept this Letter of Indemnification constitutes my irrevocable agreement that this Letter of Indemnification replaces and substitutes any previous undertaking of the Company for indemnification, to the extent granted to me. Notwithstanding, the above, if this Letter of Indemnification shall be void for any reason whatsoever than any previous undertaking of the Company for indemnification towards me shall remain in force.

____________________ Name: _______________ Date: ________________

Annex A

Subject to any provision of law, the events are as follows:

1.
The issuance of securities including, but not limited to the public according to a prospectus, a private offering, sales offering, the issuance of bonus shares, issuance of securities and/or any other manner of security offering and also tender offers for securities, the Company’s purchase of its own and it subsidiaries’ securities, as well as any action relating to any of the above.

2.
A “Transaction” or “Activity” as defined in Article 1 of the Companies Law, including among others a negotiation regarding such Transaction and/or Activity, transfer, sale and/or purchase of assets and/or liabilities, including securities and/or the granting and/or receiving of any right in any of the above, including among others, the acquisition, sale or merger of entities and/or any action connected directly or indirectly with such a Transaction.

3.
The filing of a report and/or announcement required by the Companies Law and/or Securities Law, or U.S. Securities Laws, including the regulations pertaining to these laws, and/or according to rules and/or regulations adopted by the Tel-Aviv Stock Exchange Ltd. or The ~~NASDAQ~~ Nasdaq or any other stock exchange and/or any law of any other country pertaining to these issues and/or the failure to file such a report and/or announcement.

4.	Any decision regarding a Distribution, as defined in the Companies Law including a Distribution pursuant to a court order.

5.	Preparation of financial statements of the Company and its Subsidiaries and approval of such financials.

6.
A change in the Company’s structure and/or a reorganization of the Company, including any arrangement between the Company and its shareholders and/or creditors according to the Companies Law, and/or any decision relating to these issues including, but not limited to, a merger, a demerger, a change in the Company’s capital, the establishment of subsidiaries and/or their liquidation or sale, and/or all allotments or distributions.

7.
Expressions, announcements, statements, including a position taken, and/or an opinion made in good faith by an Officer in the course of and/or in connection with his/her duties, including during negotiations and contracting with suppliers, consultants and consumers and/or during a meeting of the Company’s management, Board of Directors and/or one of its committees.

8.	An action made in good faith in contradiction to the Memorandum of Incorporation and/or the Amended and Restated Articles of Association.

9.
An Action and/or decision relating to employer-employee relations including employment agreements, negotiations regarding employment agreements, salary and/or other employee benefits, including employee stock option plans and/or option distributions to employees.

10.	An action and/or decision relating to work safety and/or working conditions and/or employee activities and/or any event relating thereto.

11.	An action or decision relating to insurance matters and/or risk management of the Company.

12.	Actions relating to the Company’s commercial relations, including with employees, outside contractors, customers, suppliers, and service providers.

13.	Preparation of work plans, including pricing, marketing, distribution, and instructions to employees, to customers and to suppliers and to cooperative arrangements, including with competitors.

14.	Actions relating to product development, to the conduct of product testing, approvals, sales, distribution of licensing in their regard.

15.	Decisions and/or actions relating to environmental compliance, including pollution, contamination, and hazardous materials.

16.	Granting of liens on Company assets and granting guarantees on behalf of the Company.

17.
Compliance with various governmental requirements in Israel and outside Israel, including a Ministry of Defense, Antitrust Authority, Securities Authority, Environmental Compliance Agency and Tax Authorities.

18.	Investigations conducted against you by any governmental or quasi-governmental authority.

19.	Establishment and management of financial policy, including credit policies, hedging against changes in currency exchange rates and utilization of cash reserves.

20.
Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of the Company, its subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

21.
Causing damages, including bodily injury and property damage, partial or comprehensive loss, loss of use or disability, during any action or omission relating to the Company, or relating to its employees, agents or others who act or are purported to act on behalf of the Company.

22.	An event resulting from the Company being a publicly traded company or due to its shares being issued to the public.

23.	Transfer of information required or permitted to be transferred under applicable law to an interested party of the Company.

24.
An act that may be considered as an infringement of the intellectual property rights of a third party, or an act relating to the Company’s intellectual property, inter alia, by taking action and filing lawsuits. ~~Also, any action taken against Nanometrics, Inc., in regards to protection of intellectual property.~~

25.
Any of the above specified events relating to an activity of an entity controlled by the Company or an entity affiliated with the Company or pursuant to the Officer’s position in an affiliated entity and/or in an entity controlled by the Company.

~~26.~~ 	~~The Company’s follow-on public offering completed in 2010.~~

~~27~~26.	Any other actions which can be anticipated for companies of the type of the Company, and which the Board of Directors may deem appropriate.

~~28~~27.	Any indemnifiable event and/or action pursuant to the Efficiency of Enforcement Procedures in the Securities Authority Law (Legislation Amendments), 2011.

~~29~~28.	Any of the above specified events, whether occurring in Israel or occurring outside of Israel.